UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34580

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FIRST AMERICAN FINANCIAL CORPORATION

401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FIRST AMERICAN FINANCIAL CORPORATION

1 First American Way

Santa Ana, California 92707

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Index

December 31, 2009 and 2008

*	All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

First American Financial Corporation 401(k) Savings Plan

  (formerly The First American Corporation 401(k) Savings Plan)

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the First American Financial Corporation 401(k) Savings Plan (formerly The First American Corporation 401(k) Savings Plan) (the “Plan”) at December 31, 2009 and 2008, and the changes in the net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) at December 31, 2009 and delinquent participant contributions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Orange County, California

June 29, 2010

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value	$980,830,981	$844,098,131
Participant loans	25,413,544	26,065,494

Total investments	1,006,244,525	870,163,625

Receivables
Dividends	1,423,378	1,555,244
Participant contributions	32,116	6,508
Employer contributions	24,193,875	—
Due for securities sold	46,798	99,350

Total receivables	25,696,167	1,661,102

Total assets	1,031,940,692	871,824,727

Liabilities
Corrective distributions payable	1,163,405	723,897

Total liabilities	1,163,405	723,897

Net assets available for benefits	$1,030,777,287	$871,100,830

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Additions (reductions)
Net appreciation (depreciation) in fair value of investments	$157,757,754	$(330,738,281)
Interest income	1,679,377	2,169,519
Dividend income	16,589,882	29,038,544

Total investment income (loss)	176,027,013	(299,530,218)

Contributions
Participants	66,612,500	87,841,017
Employer	24,193,875	—

Total contributions	90,806,375	87,841,017

Total additions (reductions)	266,833,388	(211,689,201)

Deductions
Benefits paid to participants	(105,359,041)	(153,295,532)
Transfers, net	—	(77,251)
Corrective distributions	(1,163,405)	(831,154)
Administrative expenses	(634,485)	(770,227)

Total deductions	(107,156,931)	(154,974,164)

Increase (decrease) in net assets	159,676,457	(366,663,365)
Net Assets Available for Benefits
Beginning of year	871,100,830	1,237,764,195

End of year	$1,030,777,287	$871,100,830

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Notes to Financial Statements

December 31, 2009 and 2008

On June 1, 2010, First American Financial Corporation (the “Company”) became an independent publicly traded company following the separation of the Company from The First American Corporation (the “Parent”) pursuant to a dividend distribution of the Company’s common stock to the shareholders of the Parent (the “separation”). Following the separation, the Company holds the Parent’s financial services businesses and has its common stock listed on the New York Stock Exchange under the “FAF” ticker symbol. The Parent changed its name to CoreLogic, Inc. and continues to hold its information solutions businesses. In connection with the separation, the Company adopted the Parent’s 401(k) Savings Plan, which is now the First American Financial Corporation 401(k) Savings Plan (the “Plan”). The employees of CoreLogic, Inc. who had previously participated in the Parent’s 401(k) Savings Plan had their account balances transferred to the CoreLogic, Inc. 401(k) Savings Plan. At the transfer date, the fair value of investments transferred was $217,714,578. Participant loans of $6,436,187 were also transferred.

Except as otherwise indicated or unless the context otherwise requires, hereinafter the “Company” refers to First American Financial Corporation for periods following the separation and The First American Corporation for periods prior to the separation, and the “Plan” refers to the First American Financial Corporation 401(k) Savings Plan for periods following the separation and The First American Corporation 401(k) Savings Plan for periods prior to the separation.

1. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering employees of adopting employers and subsidiaries greater than 50% owned by the Company. An employee is eligible to participate in the Plan if the employee is 18 years of age and has been employed by the Company for at least 30 days. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company’s trustee and recordkeeper of the Plan are Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., respectively.

Contributions

Participants classified as non-highly compensated, as defined by the Plan, may contribute from 1% to 60% of pretax annual compensation. Participants classified as highly compensated, as defined by the Plan, may contribute from 1% to 15% of pretax annual compensation. Contributions are subject to certain limitations.

Discretionary matching contribution amounts may be contributed by the Company at the discretion of the Company’s Board of Directors and are based on the pretax profitability of the Company for the year. For the year ended December 31, 2009, the Company’s Board of Directors approved a discretionary matching contribution of $24,193,875, which was allocated to participant accounts in the first quarter of 2010. The 2009 matching contribution was paid in the form of a cash contribution and invested based on each eligible participant’s investment elections under the Plan. The company match was calculated based upon $1.00 for every $1.00 contributed into the Plan in 2009, up to three percent of eligible pay. There was no discretionary matching contribution for the year ended December 31, 2008.

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Notes to Financial Statements

December 31, 2009 and 2008

Participants may also roll over distributions from other qualified 401(a) plans or Rollover (“Conduit”) Individual Retirement Accounts.

Participant Accounts

Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of the available investment options, one of which is the option to invest in shares of the Company. Participants may change their investment options at any time.

Participant account activity may include a participant’s own contributions, any Company contributions, investment earnings or losses, and a quarterly account maintenance fee. Allocations of Company matching contributions are based on the participant’s compensation and contributions to the Plan during the year. The benefit to which a participant is entitled is based on the sum of the aforementioned items since all participants’ accounts are 100% vested.

Vesting

Participants are immediately vested in their own contributions and any Company contributions, plus actual earnings thereon.

Payment of Benefits

The Plan allows for participant withdrawals in a lump sum upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Participants may also withdraw from their account balances, as defined by the Plan, and also from any amounts rolled over from a qualified 401(a) plan or Rollover (“Conduit”) Individual Retirement Account in the event of a financial hardship which is determined pursuant to the provisions of the Internal Revenue Code (“IRC”).

Loans

Participants may borrow a portion of their account balance pursuant to rules and procedures established by the Administrative Plan Committee. The amount borrowed may not exceed the lesser of (1) 50% of the value of the participant’s account balance; or (2) $50,000 less the highest outstanding loan balance the participant may have had outstanding during the one-year period preceding the day on which the new loan from the Plan would be made. Loans are subject to a loan initiation fee and a quarterly maintenance fee.

Loan terms are determined based on the provisions established by the Administrative Plan Committee. Loans are collateralized by the balance in the participant’s account and bear a rate of interest that is reasonable at the time the loan is made, as determined by the Administrative Plan Committee. Loans are fully amortized and paid back through principal and interest via payroll deduction or other method as determined by the Administrative Plan Committee if payroll deduction is not available to the participant. A participant may fully repay a loan at any time without penalty, however partial prepayments are not permitted.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Notes to Financial Statements

December 31, 2009 and 2008

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in common stock are stated at quoted market prices. The Fidelity U.S. Equity Index Pool is recorded at net asset value, which approximates market value as determined by the respective trustee. Shares of mutual funds and money market funds are valued at the net asset value of the shares held by the Plan at year-end. The participant loans are valued at amortized cost, which approximates fair value. Investments in security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Effective January 1, 2008, the Plan adopted new fair value accounting guidance. The new fair value accounting guidance defines fair value, establishes a framework for measuring fair value within GAAP, and expands disclosure requirements regarding fair value measurements. Although the new accounting guidance does not require any new fair value measurements, its application may, in certain instances, change current practice. Where applicable, the guidance simplifies and codifies fair value related guidance previously issued within GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance provides a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Plan’s investment portfolio is based on management’s assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. If the inputs used to measure fair value fall in different levels of the fair value hierarchy, an investment’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. The three hierarchy levels are defined as follows:

Level 1: Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2: Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

Payment of Benefits

Benefits are recorded when paid.

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Notes to Financial Statements

December 31, 2009 and 2008

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statements of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in circumstances in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Recent Accounting Pronouncements

In July 2009, the Financial Accounting Standards Board (“FASB”) implemented the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative GAAP. The Codification simplifies the classification of accounting standards into one online database under a common referencing system, organized into eight areas, ranging from industry-specific to general financial statement matters. The use of the Codification is effective for interim and annual periods ending after September 15, 2009. Except for codifying existing GAAP, the adoption of this statement did not have an impact on the determination or reporting of the Plan’s financial statements.

In May 2009, the FASB issued guidance that established general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The guidance is effective for annual financial periods ending after June 15, 2009. The Company evaluated the effects of all subsequent events from the end of the fiscal year through the date the financial statements were issued. Except for the disclosure requirements, the adoption of the guidance had no impact on the Plan’s financial statements.

In September 2009, the FASB issued guidance which amends the guidance on fair value measurements and offers a practical expedient for measuring the fair value of investments in certain entities that calculate net asset value per share when the fair value is not readily determinable. This guidance is effective for the first interim or annual reporting period ending after December 15, 2009. The adoption of the guidance did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued guidance that requires new disclosures, and clarifies existing disclosure requirements, about fair value measurements. The clarifications and the requirement to separately disclose transfers of instruments between Level 1 and Level 2 of the fair value hierarchy are effective for interim reporting periods beginning after December 15, 2009; however, the requirement to provide purchases, sales, issuances and settlements in the Level 3 roll forward on a gross basis is effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the effects, if any, the issued guidance may have on its financial statements.

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Notes to Financial Statements

December 31, 2009 and 2008

3. Fair Value

The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds and common stock, are generally classified within Level 1 of the fair value hierarchy. The fair values of the common stock investments are valued based on closing quoted market prices in active markets. The fair values of the mutual fund investments and commingled pool investment are valued at the net asset value of shares held by the Plan at year end. The commingled pool investment is redeemable daily and has no other trading restrictions. Participant loans are classified within Level 3 and are valued at amortized cost of the outstanding balance, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Notes to Financial Statements

December 31, 2009 and 2008

The following table presents the Plan’s investments measured at fair value on a recurring basis as of December 31, 2009 and 2008, classified using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2009
Mutual funds
Money Market	$124,567,734	$—	$—	$124,567,734
Bonds	88,301,024	—	—	88,301,024
Balanced	68,826,462	—	—	68,826,462
Target Date	65,787,686	—	—	65,787,686
Large Cap	134,593,067	—	—	134,593,067
Mid Cap	51,476,249	—	—	51,476,249
Small Cap	100,979,876	—	—	100,979,876
International	93,325,607	—	—	93,325,607
Commingled pool	—	35,751,443	—	35,751,443
Common Stock
The First American Corporation	213,729,738	—	—	213,729,738
Other common stock	3,492,095	—	—	3,492,095
Loans to participants	—	—	25,413,544	25,413,544

Total assets at fair value	$945,079,538	$35,751,443	$25,413,544	$1,006,244,525

	Level 1	Level 2	Level 3	Total
December 31, 2008
Mutual funds
Money Market	$136,112,460	$—	$—	$136,112,460
Bonds	78,066,472	—	—	78,066,472
Balanced	57,776,549	—	—	57,776,549
Target Date	46,649,610	—	—	46,649,610
Large Cap	100,951,638	—	—	100,951,638
Mid Cap	45,978,605	—	—	45,978,605
Small Cap	78,426,037	—	—	78,426,037
International	72,351,664	—	—	72,351,664
Commingled pool	—	19,591,366	—	19,591,366
Common Stock
The First American Corporation	204,046,512	—	—	204,046,512
Other common stock	4,147,218	—	—	4,147,218
Loans to participants	—	—	26,065,494	26,065,494

Total assets at fair value	$824,506,765	$19,591,366	$26,065,494	$870,163,625

The table below sets forth a summary of changes in fair value of the Plan’s Level 3 assets for the years ended December 31:

	2009	2008
Balance, beginning of year	$26,065,494	$28,206,491
New loans and repayments, net	(651,950)	(2,140,997)

Balance, end of year	$25,413,544	$26,065,494

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Notes to Financial Statements

December 31, 2009 and 2008

4. Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

		2009	2008
Mutual funds
	American Funds Growth Fund of America Class R5	$56,432,304	$—
	Davis Funds, NY Venture Fund, Inc. Class Y	$78,160,763	$61,692,715
*	Fidelity US Bond Index Fund	$70,533,076	$66,332,060
*	Fidelity Balanced Fund	$68,826,462	$57,776,549
*	Fidelity Low-Priced Stock Fund**	$51,476,249	$37,961,611
*	Fidelity Diversified International Fund	$83,382,271	$65,540,270
*	Fidelity Institutional Money Market Portfolio	$124,566,663	$136,111,715
	Lord Abbett Small-Cap Value Fund – Class I	$74,666,390	$58,623,960
Common stock
*	The First American Corporation	$213,729,738	$204,046,512

*	Denotes party-in-interest.
**	Fair value was below 5% of the Plan’s net assets at December 31, 2008.

Approximately 21.2% and 23.4% of the Plan’s investments are invested in common stock of the Company at December 31, 2009 and 2008, respectively.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $157,757,754 in 2009 and depreciated in value by $(330,738,281) during 2008 as follows:

	2009	2008
Mutual funds	$125,393,407	$(278,394,681)
Commingled pool	5,475,433	(11,716,333)
The First American Corporation common stock	26,927,200	(40,583,011)
Other common stock	(38,286)	(44,256)

	$157,757,754	$(330,738,281)

Investment Options

Participant contributions are directed by Plan participants to the following investment options with the exception of funds “frozen” due to a fund closing or through plan merger:

Money Market Fund

The money market fund invests in U.S. dollar denominated securities, such as bills, notes, bonds and repurchase agreements. More than 25% of the total assets of the fund may be invested in the financial services industry.

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Notes to Financial Statements

December 31, 2009 and 2008

Bond Index Fund

Bond funds invest in securities, such as bills, notes, bonds and other direct obligations issued by corporations and the United States Treasury. The Plan’s bond index fund normally will invest at least 80% of its total assets in bonds included in the Barclays Capital U.S. Aggregate Index. The objective of a bond fund is to provide a higher level of current income than money market funds with minimal fluctuations in principal. The additional objective of the bond index fund is to seek results that correspond to the total return of the bonds in the Barclays Capital U.S. Aggregate Index while maintaining similar risk characteristics.

Short Term Bond Fund

Short term bond funds invest mainly in short and intermediate-maturity bonds. The objective of a short term bond fund is to provide maximum total return, consistent with preservation of capital and prudent investment management.

Balanced Fund

Balanced funds invest a majority (generally not less than 60%) of their assets in equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities. Balanced funds may invest in securities of domestic and foreign issuers. The objective of a balanced fund is to seek income and long-term growth of capital.

Target Date Funds

Target date funds allow investors to select the fund that best matches their expected retirement year. The funds invest in a diversified portfolio of other mutual funds to provide moderate asset allocation. The allocation strategy is based on the number of years until the respective target date and gradually becomes more conservative as it approaches the target date. The objective is to provide high total returns until the retirement date, and thereafter, the goal is to seek high current income with a secondary goal of capital appreciation.

Large Cap Equity Index Fund

Equity index funds invest mainly in the common stocks of the 500 companies that make up the Standard & Poors 500 Index. The fund seeks to approximate the composition and total return of the Standard & Poors 500 Index.

Large Cap Growth Stock Fund

Large cap growth stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

Large Cap Value Stock Fund

Large cap value stock funds invest primarily in common stocks of companies with large market capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations. The objective is to seek long-term growth of capital.

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Notes to Financial Statements

December 31, 2009 and 2008

Mid Cap Equity Fund

Mid cap funds invest primarily in common stocks of companies with mid and small market capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. The objective is to seek maximum long-term growth of capital.

Small Cap Growth Stock Fund

Small cap growth stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes have more growth potential than other companies with similar market capitalization. While they have potential for significant growth, small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

Small Cap Value Stock Fund

Small cap value stock funds invest primarily in common stocks of companies with small capitalizations and to some degree in companies with mid-size capitalizations that the investment manager believes are undervalued relative to the common stocks of other companies with similar market capitalizations, thereby providing the potential for significant capital appreciation. Small capitalization companies tend to have greater risk than large capitalization companies. The objective is to seek long-term growth of capital.

International Index Fund

An international index fund builds its portfolio by buying a large proportion of stocks included in a particular international index; therefore, reproducing the performance of an entire section of the market. The objective is to provide investment results that correspond to the total returns of foreign stock markets.

International Fund

International funds invest primarily (normally at least 65% of their assets) in foreign securities. Normally, international stock funds invest primarily in common stocks. International funds carry additional risks, including political and economic uncertainties of foreign companies as well as the risk of currency fluctuations. The objective is to seek long-term growth of capital.

Company Stock Fund

This fund invests in the common shares of the Company and such other assets, awaiting investment in Company shares, as the Plan trustee considers advisable. Following the separation which occurred June 1, 2010, as described in the introduction to the notes to financial statements, the Plan holds the common shares of First American Financial Corporation and CoreLogic, Inc.

Wells Fargo Stock Fund (frozen)

This fund invests in the Wells Fargo common stock and short-term money market funds. This is a frozen fund for participants from a previous plan that was transferred to this Plan. New contributions and transfers cannot be invested in the frozen fund and amounts transferred out of the Wells Fargo Stock Fund cannot be transferred back into the fund.

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Notes to Financial Statements

December 31, 2009 and 2008

5. Related Party and Party-in-interest Transactions

The Company, which qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions qualify for a statutory exemption. Total expenses paid by the Company were $144,895 and $194,790 for the years ended December 31, 2009 and 2008, respectively.

At December 31, 2009 and 2008, the Plan held 6,455,142 and 7,062,877 shares of Company stock, respectively, with fair values of $213,729,738 and $204,046,512, respectively. During 2009, the Plan made purchases and sales of Company stock totaling $7,663,598 and $30,920,437, respectively. During 2008, the Plan made purchases and sales of Company stock totaling $15,754,294 and $56,392,390, respectively.

Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research Company (“FMR”). Fidelity Management Trust Company, a related entity to FMR, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6. Corrective Distributions Payable

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and Internal Revenue Service (“IRS”) guidelines. For the Plan years ended December 31, 2009 and 2008, the Plan did not completely satisfy the non-discrimination tests and took corrective action by returning excess contributions and related investment earnings (losses).

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the net assets of the Plan will be distributed to the participants in accordance with the provisions of ERISA.

8. Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated February 10, 2003, that the Plan is designated in accordance with applicable sections of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended as referenced in Note 10 and was restated effective January 1, 2008 to reflect legislative and regulatory changes. On January 31, 2008, the Plan applied for a favorable determination letter from the IRS. A response has not yet been received. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9. Inactive Accounts

Net assets available for Plan benefits as of December 31, 2009 and 2008 included approximately $235,650,306 and $251,124,224, respectively, representing the vested portion of accounts of participants who have terminated their employment with the Company for which disbursement of their account balances has not yet been requested.

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

Notes to Financial Statements

December 31, 2009 and 2008

10. Plan Amendments

During 2009 and 2008, the Administrative Plan Committee approved amendments to the Plan. The most significant amendments are as follows:

Tax qualified defined contribution retirement plans must comply with recent statutory provisions enacted by the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008. Based on these regulations the changes include:

No distribution of gap period income. If the Plan fails non-discrimination testing the contributions to be distributed to Plan participants to correct such failed test must be adjusted for allocable earnings.

Rollover to Roth IRA. The Plan must provide a participant or beneficiary with the opportunity to directly roll over the benefit to a Roth IRA. The Plans have been amended to enable a rollover of amounts from the Plan to a Roth IRA.

Effective January 1, 2008, the Plan was amended to incorporate certain provisions of the Heroes Earnings Assistance and Tax Relief Act of 2008. Relating to vesting and benefits under the Plan, it was amended by adding the following Survivor and Disability Payments with Respect to Qualified Military Service:

With respect to deaths occurring on or after January 1, 2007, in the case of a participant who dies while performing qualified military service (as defined in Section 414(u) of the Code), the survivors of such participant are entitled to any additional benefits (other than benefit accruals relating to the period of qualified military service) provided under the Plan had the participant resumed and then terminated employment on account of death.

With respect to deaths and disabilities occurring on or after January 1, 2009, for benefit accrual purposes, an individual who dies or incurs a disability while performing qualified military service for the Company shall be treated as if the individual has resumed employment in accordance with the individual’s reemployment rights under chapter 43 of title 38, United States Code, on the day preceding death or disability (as the case may be) and terminated employment on the actual date of death or disability.

11. Subsequent Events

In 2010, the Company became aware that contributions for a limited population of participants in the Plan were not properly contributed to the Plan for two pay periods during 2009 and one pay period in 2008. Employee wages totaling $15,168 were deducted in accordance with participant elections without being credited to the Plan. Management promptly identified the breadth of the issue and accomplished a correction to the contributions with earnings, to the extent necessary, in accordance with the IRS’s Employee Plans Compliance Resolution System, and implemented additional controls and procedures to avoid the recurrence of such issues. The unfunded amount of $23,099, including $7,931 in interest, is included in Participant contributions receivable on the Statements of Net Assets Available for Benefits as of December 31, 2009.

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

EIN: 95-1068610 PN: 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Davis Funds NY Venture Fund, Inc. Class Y	Registered Investment Company	N/A	$78,160,763
	Vanguard Explorer Fund Admiral Class	Registered Investment Company	N/A	26,313,486
	American Funds Growth Fund of America Class R5	Registered Investment Company	N/A	56,432,304
	Pimco Low Duration Inst CL Fund	Registered Investment Company	N/A	17,767,948
	Lord Abbett Small-Cap Value Fund – Class I	Registered Investment Company	N/A	74,666,390
*	Spartan International Index Fund	Registered Investment Company	N/A	9,943,336
*	The First American Corporation	6,455,142 shares of Common Stock	N/A	213,729,738
*	Fidelity Balanced Fund	Registered Investment Company	N/A	68,826,462
*	Fidelity Low Priced Stock Fund	Registered Investment Company	N/A	51,476,249
*	Fidelity Diversified International Fund	Registered Investment Company	N/A	83,382,271
*	Fidelity Institutional Money Market Portfolio	Registered Investment Company	N/A	124,566,663
*	Fidelity US Bond Index Fund	Registered Investment Company	N/A	70,533,076
*	Fidelity US Equity Index Pool	Commingled Pool	N/A	35,751,443
*	Fidelity Freedom Income Fund	Registered Investment Company	N/A	1,819,256
*	Fidelity Freedom 2000 Fund	Registered Investment Company	N/A	770,928
*	Fidelity Freedom 2005 Fund	Registered Investment Company	N/A	777,811
*	Fidelity Freedom 2010 Fund	Registered Investment Company	N/A	5,810,422
*	Fidelity Freedom 2015 Fund	Registered Investment Company	N/A	10,828,028
*	Fidelity Freedom 2020 Fund	Registered Investment Company	N/A	10,957,586
*	Fidelity Freedom 2025 Fund	Registered Investment Company	N/A	10,303,367
*	Fidelity Freedom 2030 Fund	Registered Investment Company	N/A	8,893,493
*	Fidelity Freedom 2035 Fund	Registered Investment Company	N/A	7,076,119
*	Fidelity Freedom 2040 Fund	Registered Investment Company	N/A	5,445,604
*	Fidelity Freedom 2045 Fund	Registered Investment Company	N/A	2,092,675
*	Fidelity Freedom 2050 Fund	Registered Investment Company	N/A	1,012,397
	Wells Fargo & Company	129,355 shares of Common Stock	N/A	3,491,300
	Wells Fargo & Company Stock Purchase Account	Registered Investment Company	N/A	795
*	Fidelity Group Stock Purchase Account	Registered Investment Company	N/A	1,071
*	Loans to participants	Maturities through March 2020 with interest from 4.25% to 9.25%	N/A	25,413,544

				$1,006,244,525

*	Denotes party-in-interest.
**	Cost information may be omitted with respect to participant-directed investments.

First American Financial Corporation

401(k) Savings Plan

(formerly The First American Corporation

401(k) Savings Plan)

EIN: 95-1068610 PN: 003

Schedule H, Line 4a: Schedule of Delinquent Participant Contributions

Year Ended December 31, 2009

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002- 51

$ 23,099

Late Participant Loan Repayments	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (VFCP)	Contributions Pending Correction in VFCP

$ 23,099

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First American Financial Corporation 401(k) Savings Plan

Date: June 29, 2010	By:	/s/ Karen Williams
Karen Williams, Vice Chairman of the Administrative Benefits Plan Committee